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                  NOTICE TO HOLDERS OF CLASS A COMMON STOCK
                        OF DEKALB GENETICS CORPORATION



To the Holders of Class A Common Stock
of DEKALB Genetics Corporation

        Monsanto Company is offering to purchase up to 1,800,000 shares of Class B Common Stock, without par value ("Class B Stock"), of DEKALB Genetics Corporation for a price of $71.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer").

        A holder of Class A Common Stock, without par value ("Class A Stock"), may participate in the Offer only by converting Class A Stock to Class B Stock and tendering such Class B Stock as set forth in the Offer.

        Holders of Class A Stock who wish to convert Class A Stock to Class B Stock must deliver certificates representing the shares of Class A Stock to be converted to the transfer agent for the Class A and Class B Stock, together with a letter or note requesting such conversion. The transfer agent for the Class
A Stock and the Class B Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005, telephone number (718) 921-8200.

        The expiration date of the Offer is Wednesday, March 6, 1996, unless extended as set forth in the Offer. Holders of Class A Stock must complete the conversion of such holder's Class A Stock to Class B Stock and tender such Class B Stock by the expiration date, including any extensions, in order to participate in the Offer.



                                                  Monsanto Company


February 7, 1996